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                            [VISUAL NUMERICS, INC.]


                                June 3, 1997

VIA FACSIMILE AND EDGAR
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
450 5th Street, N.W.
Mail Stop 3-10
Washington, D.C. 20549-1004
Attn: James M. Daly, Assistant Director

        VISUAL NUMERICS, INC.
        CIK: 0001029392
        COMMISSION FILE NO. 333-19927: APPLICATION FOR WITHDRAWAL
        ---------------------------------------------------------

Ladies and Gentlemen:

        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an Order granting the immediate withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto, Commission File No. 333-19927 (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on January 16, 1997.

        Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 1,897,500 shares of its Common Stock, $0.02 par value per share (the "Shares"), for issuance to the public, at a proposed maximum offering price of $5,692,250.00. The Shares were being offered through Gordian Group, L.P. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The Registrant does not believe that completing a financing on unfavorable terms would be in the best interests of the Registrant and its shareholders. No securities have been sold under the Registration Statement and no activity in pursuit of the subject offering has been taken since early February, 1997.

        Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

        If you have any questions regarding the foregoing application for withdrawal, please contact Peter Cohn or Arnold Brown at Venture Law Group, legal counsel to the Registrant in connection with the Registration Statement, at (415) 854-4488.

                                        Sincerely,

                                        VISUAL NUMERICS, INC.

                                        /s/ RICHARD G. COUCH
                                        --------------------------
                                        Richard G. Couch
                                        President and Chief Executive Officer